1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 1, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)
iShares Enhanced U.S. Large-Cap ETF, formerly known as iShares Strategic Beta U.S.
Large Cap Fund (File Nos. 811-22649; 333-178677; series no. S0000 36361)
iShares Enhanced U.S. Small-Cap ETF, formerly known as iShares Strategic Beta U.S.
Small Cap Fund (File Nos. 811-22649; 333-178675; series no. S0000 36359)

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement for the Trust to register shares of iShares Enhanced U.S. Large-Cap ETF and iShares Enhanced U.S. Small-Cap ETF (each, a “Fund”) under the Securities Act of 1933 and the Investment Company Act of 1940.

The Trust would like to highlight to the staff that name of iShares Strategic Beta U.S. Large Cap Fund has changed to iShares Enhanced U.S. Large-Cap ETF, and the name of iShares Strategic Beta U.S. Small Cap Fund has changed to iShares Enhanced U.S. Small-Cap ETF.

The comments were provided in a letter dated February 1, 2012. For your convenience, your comments are restated below and each comment is followed by our response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Prospectus

General

Comment No. 1: Please confirm to the staff in your response letter that the disclosure in each registration statement is consistent with the Trust’s exemptive application, filed in order to operate as an exchange-traded fund (“ETF”). Specifically, confirm that the application fully discusses the non-index management strategies.

Response: The Trust is relying on the exemptive application filed with the SEC on January 11, 2011, file no. 812-13601 (the “Exemptive Application”). The Exemptive Application fully discusses the non-index management strategy that can be employed by funds that rely on the Exemptive Application. The Trust confirms that the disclosure in the registration statement regarding the non-index management strategy is consistent with the Exemptive Application.

Comment No. 2: Cover Page—Please delete the ticker and stock exchange information from the first page of the summary and place it on the cover page.

Response: Each Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. The Trust also plans to disclose each Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded in the heading of the Fund’s summary section.

Comment No. 3: Cover Page—Please disclose that it is only through large institutional investors that purchases or redemptions of creation units may be made directly with the Trust at net asset value.

Response: The Trust respectfully submits that the “Shareholder Information” section in the prospectus sufficiently discloses that only an Authorized Participant that has entered into an agreement with the Fund’s distributor may engage in creation or redemption transactions directly with each Fund. The Creations and Redemptions section references market makers, large investors and institutions that may be Authorized Participants. Similarly, the Statement of Additional Information defines Authorized Participants as “large institutional investors.”

Principal Investment Strategies

Comment No. 4: The prospectus should clarify the meanings of “high quality earnings,” “low relative valuation,” and “smaller relative market capitalization.”

Response: The Trust has revised the disclosures in each Fund’s prospectus to remove the terms “high quality earnings,” “low relative valuation,” and “smaller relative market capitalization.” The Trust has clarified that the investment strategy of each Fund seeks to emphasize companies within the defined group based on certain quantitative investment characteristics, including, but not limited to, earnings variability, leverage, price-to-book ratio and market capitalization.

Comment No. 5: Consider identifying the Funds as “open-end” funds.

Response: The Trust respectfully notes that pursuant to the Exemptive Application, the Trust must take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” In accordance with the Exemptive Application, the Funds may not reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Instead, each Fund will be disclosed as an “actively managed exchange-traded fund.”

Comment No. 6: Please provide capitalization ranges for “small cap” and “large cap.”

Response: The Trust respectfully submits that disclosure of the capitalization ranges are disclosed under the section “More Information About the Fund — Additional Information on Principal Investment Strategies.” Small-capitalization issuers are issuers with capitalizations less than $5 billion. Large-capitalization issuers are issuers with capitalizations in excess of $5 billion.

Comment No. 7: Please explain in the prospectus the meaning of the term “Beta” in the names of the Funds.

Response: The Trust respectfully notes that the term “Beta” will no longer be used in the names of the Funds.

Comment No. 8: Please summarize how the adviser decides which securities to sell. Item 4(b)(2) of Form N-1A.

Response: Under the section “More Information About the Fund — Investment Process,” the Trust has included the following disclosure to describe how the adviser decides which securities to sell: “BFA periodically rebalances the Fund’s portfolio by applying certain rules-based screens based on the Fund’s investment strategy. During the screening process, BFA may identify securities in the portfolio that no longer meet the investment strategy of the Fund and may sell such securities to better align the portfolio with the Fund’s investment strategy.”

Summary of Principal Risks

Comment No. 9: Please add disclosure explaining that, because the portfolios are actively managed, the Funds might not be as tax efficient as an index ETF. Explain the tax consequences of the Funds’ generation of short-term capital gains.

Response: Under the section “Summary of Principal Risks — High Portfolio Turnover Risk,” the Trust has included disclosure that each Fund may experience possible increased taxable distributions. The Trust has also further explained the tax consequences of a Fund’s generation of short-term capital gains in the sections “A Further Discussion of Principal Risks — High Portfolio Turnover Risk” and “Shareholder Information — Taxes on Distribution.”

Management

Comment No. 10: Please insert the date the portfolio managers began managing the Funds.

Response: The Trust respectfully submits that use of the phrase “since inception” adequately discloses the date the portfolio management team started managing portfolio assets since this is each Fund’s inaugural year. Each Fund will update this information in its annual update to its registration statement.

Dividends and Distributions

Comment No. 11: Disclose the tax consequences, including the potential generation of short-term capital gains, of an actively managed ETF.

Response: The Trust has included the following disclosure to describe the tax consequences of an actively managed ETF: “Because the Fund may have a higher portfolio turnover than funds that seek to replicate the performance of an index, the Fund may, in comparison to such other funds, realize and distribute a higher amount of taxable realized capital gain.”

Portfolio Holdings Information

Comment 12: Please state that the website will disclose the Fund’s holdings as of a particular date.

Response: The Trust respectfully notes that pursuant to the Exemptive Application, each Fund will disclose its holdings daily on the website. Accordingly, the Trust has made the requested disclosure under the “Portfolio Holdings Information” section.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:     Ed Baer, Esq.